Exhibit 99.1
CRIC Reports Fourth Quarter and Full Year 2010 Results and Announces Share Repurchase
Program
SHANGHAI, China, March 10, 2011 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.
Fourth Quarter 2010 Highlights
•
Total revenues for the fourth quarter increased 51% year-over-year to $62.4 million, exceeding the high end of the Company’s guidance range of $56 million to $58 million. Revenues from online services increased 82% year-over-year to $25.2 million. Revenues from information and consulting services and other services increased 35% year-over-year to $37.2 million.

•	Non-GAAP[1] income from operations increased 15% year-over-year to $22.0 million.

•	Non-GAAP net income attributable to CRIC shareholders was $17.3 million for the quarter, compared to $17.8 million in the same quarter of 2009.

•	Non-GAAP diluted earnings per American depositary share (“ADS”) for the quarter were $0.12.
Full Year 2010 Highlights
•
Total revenues for the full year of 2010 increased 82% year-over-year to $174.2 million, from $95.7 million for the full year of 2009. Revenues for the full year of 2010 included $66.9 million attributable to online services, while full year 2009 revenues included $13.8 million in fourth quarter revenues from online services. Revenues from real estate information and consulting services and other services were $107.3 million, an increase of 31% compared to the full year of 2009.

•
Non-GAAP net income attributable to CRIC shareholders for the full year of 2010 increased 32% year-over-year to $58.4 million, from $44.2 million for the full year of 2009. Non-GAAP net income attributable to CRIC shareholders for the full year of 2010 included $12.6 million from online services while full year 2009 non-GAAP net income attributable to CRIC shareholders included $5.8 million in fourth quarter net income from online services. Non-GAAP net income attributable to CRIC shareholders from information and consulting services and other services was $45.8 million for the full year of 2010, an increase of 19% compared to the full year of 2009.

•	Non-GAAP diluted earnings per ADS for the year were $0.40.
“2010 was a volatile year for China’s real estate industry, with multiple rounds of government policies designed to slow down the growth in the domestic real estate market,” said Mr. Xin Zhou, CRIC’s co-chairman and CEO. “In spite of this, CRIC managed to deliver the targeted growth for our online segment and our information and consulting and other services segments. We also made several important strategic moves. First, we expanded our services geographically from 86 cities at the end of 2009 to 138 cities at the end of 2010, most of which are tier two, three and four cities in China. Second, we established ourselves as a real estate service provider for the entire real estate service value chain by expanding beyond our residential services and into tourism and commercial real estate online and information and consulting services. Furthermore, we distinguished ourselves by opening up our platform to strategic partners. Over the next few years, we will be able to leverage both the strength of SINA’s media and Weibo platforms and also Baidu’s leading search platform. These strategic moves have laid down a strong foundation that will allow CRIC to continue to grow despite the overall volatile real estate market environment.”

[1]
CRIC uses in this press release the following non-GAAP financial measures: (1) net income attributable to CRIC shareholders (2) net income attributable to CRIC shareholders per diluted ADS and (3) income from operations, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, gain relating to the acquisition of the Company’s online real estate services segment and gain from settlement of pre-existing relationship resulting from business acquisition. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou continued, “Looking into 2011, we expect our information and consulting services and other services will maintain stable growth while our online services will continue to grow at a fast pace that is similar to last year’s growth rate. As demonstrated by our strong results in 2010, our information and consulting business is less impacted by the current real estate market weakness. Our online business continues to benefit from the increased market share of our existing business, our entry into new cities, the addition and growth of tourism and commercial real estate channels and home-furnishing channels, and growth from new businesses associated with our partnerships.”
“I am also pleased to announce that our Board of Directors has approved a $50 million stock repurchase program,” Mr. Zhou added. “The board’s decision to buy back CRIC’s shares reflects our firm belief that our shares are presently undervalued and represents a sound investment decision at recent trading prices. We are confident in our ability to successfully execute our business strategies and in the growth prospects of our business, and we believe this repurchase program is in the best interest of CRIC and our shareholders.”
Financial Results for the Fourth Quarter of 2010
Revenues
Fourth quarter total revenues were $62.4 million in 2010, an increase of 51% from $41.3 million for the same quarter of 2009.
Revenues from online services were $25.2 million, an increase of 82% from $13.8 million for the fourth quarter of 2009. The increases were mainly due to substantial gains in market share in all major cities after CRIC acquired its online business in October 2009.
Revenues from information and consulting services were $30.3 million, an increase of 38% from $21.9 million for the same quarter of 2009. The increases were primarily due to an increased number of subscribers to the CRIC database, more demand for the Company’s customized real estate reports and growth in project-based consulting services in the fourth quarter of 2010.
Revenues from other services, including offline advertising and promotional events, were $6.9 million for the fourth quarter of 2010, an increase of 24% from $5.6 million for the same quarter of 2009 due to the real estate promotional event provider acquired in the second quarter of 2010.
Cost of Revenues
Fourth quarter cost of revenues was $13.7 million in 2010, an increase of $6.1 million or 81% compared to the fourth quarter of 2009, primarily due to higher editorial cost associated with the expanded coverage of the Company’s websites, additional expenses associated with CRIC’s launch of the new real estate channels on Baidu and cost associated with the real estate promotional event provider acquired in the second quarter of 2010.

Selling, General and Administrative (“SG&A”) Expenses
Fourth quarter SG&A expenses were $34.8 million in 2010, an increase of 48% from $23.5 million for the same quarter of 2009. The increases in SG&A were primarily due to (1) salary and marketing expenses for the Company’s online business associated with additional sales and administrative staff and the launch of real estate channels on Baidu, and (2) salary, bonus, travel, administrative and other office expenses associated with the expansion of the real estate information and consulting services.
Income from Operations
Fourth quarter income from operations was $13.9 million in 2010, an increase of 13% from $12.3 million for the same quarter of 2009. Non-GAAP income from operations for the fourth quarter of 2010 was $22.0 million, an increase of 15% from $19.2 million for the same quarter of 2009.
Net Income Attributable to CRIC Shareholders
Net income attributable to CRIC shareholders was $10.0 million for the quarter, as compared to $32.4 million for the same quarter of 2009. Non-GAAP net income attributable to CRIC shareholders was $17.3 million for the quarter, compared to non-GAAP net income attributable to CRIC shareholders of $17.8 million in the same quarter of 2009. CRIC’s 2010 net income was negatively impacted by the Company’s spending in the Baidu channels.
Financial Results for the Full Year of 2010
Revenues
Total revenues for the full year of 2010 increased 82% year-over-year to $174.2 million from $95.7 million for the full year of 2009. Revenues for the full year of 2010 included $66.9 million attributable to online services, while full year 2009 revenues included $13.8 million in fourth quarter revenues from online services.
Revenues from real estate information and consulting services were $87.6 million, an increase of 29% compared to the full year of 2009. The increase was primarily due to an increased number of subscribers to the CRIC database and more demand for the Company’s customized real estate reports in the full year of 2010.
Revenues from other services, including offline advertising and promotional events, were $19.7 million, an increase of 43% from $13.8 million for the full year of 2009 due mostly to the addition of promotional event services starting from the second quarter of 2010.
Cost of Revenues
For the full year of 2010, cost of revenues was $41.0 million, an increase of 220% from $12.8 million for the full year of 2009, mainly due to the addition of the Company’s online real estate business starting from the fourth quarter of 2009, the addition of real estate promotional event services starting from the second quarter of 2010, the addition of Baidu real estate channels starting from the third quarter of 2010 and the Company’s overall business expansion.
SG&A Expenses
For the full year of 2010, SG&A expenses were $109.1 million, an increase of 127% from $48.0 million for the full year of 2009, mainly due to the addition of the Company’s real estate online business starting from the fourth quarter of 2009, the addition of the Company’s new real estate promotional event service business starting from the second quarter of 2010, higher salary, commission, bonus and travel expenses associated with CRIC’s real estate information and consulting services. G&A expenses associated with being a public company for the full year of 2010 also contributed to the overall increases in SG&A expenses as compared to the full year of 2009.

Income from Operations
For the full year of 2010, income from operations was $24.1 million. Non-GAAP income from operations for the full year of 2010 was $59.2 million, an increase of 26% from $47.0 million for the full year of 2009.
Net Income Attributable to CRIC Shareholders
Net income attributable to CRIC shareholders for the full year of 2010 was $25.9 million compared to $55.6 million in the full year of 2009. Non-GAAP net income attributable to CRIC shareholders was $58.4 million for the full year of 2010, compared to $44.2 million for the full year of 2009, an increase of 32%. Non-GAAP net income attributable to CRIC shareholders for the full year of 2010 included $12.6 million from online services while full year 2009 non-GAAP net income attributable to CRIC shareholders included $5.8 million in fourth quarter net income from online services. Non-GAAP net income attributable to CRIC shareholders from information and consulting services and other services was $45.8 million for the full year of 2010, an increase of 19% compared to the full year of 2009.
Cash Flow
As of December 31, 2010, the Company had a cash balance of $340.7 million.
Fourth quarter net cash inflow from operating activities was $19.8 million, which was mainly attributable to non-GAAP net income of $17.8 million.
Business Outlook
CRIC estimates that its total revenues for the first quarter of 2011 will be in the range of $39 million to $41 million, compared to $27.2 million in the same quarter of 2010. Total revenues estimate includes estimated revenues from real estate information and consulting services and other services of $19 million to $20 million, compared to $18.9 million in the same quarter of 2010, and estimated revenues from real estate online services of $20 million to $21 million, compared to $8.2 million in the first quarter of 2010. The above forecast reflects the Company’s current and preliminary view, which is subject to change.
Share Repurchase Program
CRIC has been authorized, but not obligated, by its board of directors to repurchase up to $50 million worth of its own ADSs within one year upon receiving such authorization. The repurchases will be made from time to time on the open market at prevailing market prices pursuant to a 10b5-1 plan (which allows CRIC to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including during periods in which it may be in possession of material non-public information), in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing in accordance with applicable law. CRIC expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the shareholders. CRIC’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. CRIC plans to fund repurchases made under this program from its available cash balance.

Conference Call Information
CRIC’s management will host an earnings conference call on March 10, 2011 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1157
Hong Kong:	+852-3002-1616
Mainland China:	+86-10-5904-4826
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CRIC.”
A live and archived webcast will be available at http://ir.cric.com.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 130 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following non-GAAP financial measures: (1) net income attributable to CRIC shareholders (2) net income attributable to CRIC shareholders per diluted ADS and (3) income from operations, each of which excludes expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions, gain relating to the acquisition of the Company’s online real estate services segment and gain from settlement of pre-existing relationship resulting from business acquisition. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	December 31,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	311,067	340,720
Unbilled accounts receivable, net	22,739	51,175
Accounts receivable, net	5,691	9,796
Advance payment for properties	8,108	—
Prepaid expenses	1,283	8,253
Other receivables and current assets	5,706	13,979
Amounts due from related parties	2,461	5,080

Total current assets	357,055	429,003
Property and equipment, net	7,423	11,177
Intangible assets, net	201,139	182,622
Goodwill	449,903	450,299
Investment in affiliates	—	4,444
Other non-current assets	4,571	6,378

TOTAL ASSETS	1,020,091	1,083,923

LIABILITES AND EQUITY
Current liabilities
Accounts payable	2,289	3,300
Advance from customers	2,855	6,455
Accrued payroll and welfare expenses	3,873	9,882
Income tax payable	9,270	16,935
Other tax payable	3,085	5,428
Amounts due to related parties	7,301	2,785
Deposit for property for sale	2,781	200
Other current liabilities	4,184	7,531

Total current liabilities	35,638	52,516
Deferred tax liabilities—non-current	42,032	39,969

Total liabilities	77,670	92,485

Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 142,922,222 and 143,749,405 shares issued and outstanding, as of December 31, 2009 and December 31, 2010, respectively	29	29
Additional paid-in capital	863,169	882,429
Subscription receivables	—	(98)
Retained earnings	74,386	97,557
Accumulated other comprehensive income	3,629	8,403

Total CRIC shareholders’ equity	941,213	988,320
Non-controlling interests	1,208	3,118

Total equity	942,421	991,438

TOTAL LIABILITIES AND EQUITY	1,020,091	1,083,923

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2009	2010	2009	2010
Revenues
Information and consulting services	21,928	30,341	68,045	87,567
Online services	13,830	25,160	13,830	66,855
Other services	5,563	6,888	13,779	19,732

	41,321	62,389	95,654	174,154
Cost of revenues	(7,576)	(13,688)	(12,810)	(41,010)
Selling, general and administrative expenses	(23,522)	(34,758)	(48,049)	(109,089)
Gain from settlement of pre-existing relationship	2,101	—	2,101	—

Income from operations	12,324	13,943	36,896	24,055
Interest income	147	494	279	1,727
Other income, net	551	142	2,725	3,174

Income before taxes, equity in affiliates	13,022	14,579	39,900	28,956
Income tax expense	(1,632)	(4,171)	(6,307)	(2,791)

Income before equity in affiliates	11,390	10,408	33,593	26,165
Income from equity in affiliates	21,453	(276)	22,016	(276)

Net income	32,843	10,132	55,609	25,889
Less: Net income/(loss) attributable to non-controlling interests	442	182	7	(52)

Net income attributable to CRIC shareholders	32,401	9,950	55,602	25,941

Earnings per share:
Basic	0.25	0.07	0.64	0.18
Diluted	0.24	0.07	0.63	0.18
Shares used in computation:
Basic	131,775,483	143,644,249	86,610,265	143,288,987
Diluted	135,829,100	147,074,939	88,264,301	146,193,046
Notes

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.6227 on December 31, 2010 and USD1 = RMB6.6727 for the three months ended December 31, 2010.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations[1]	12,324	13,943	36,896	24,055

Share-based compensation expenses [2]	3,868	2,947	6,848	14,734
Amortization expenses of intangible assets resulting from business acquisitions[3]	5,117	5,126	5,365	20,458
Gain from settlement of pre-existing relationship	(2,101)	—	(2,101)	—

Non-GAAP income from operations[4]	19,208	22,016	47,008	59,247

GAAP net income attributable to CRIC shareholders[5]	32,401	9,950	55,602	25,941

Share-based compensation expenses (net of tax and non-controlling interests)	3,868	2,947	6,848	14,734
Amortization expenses of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	5,093	4,445	5,279	17,762
Gain relating to online real estate services segment acquisition(net of tax and non-controlling interests)	(21,453)	—	(21,453)	—
Gain from settlement of pre-existing relationship(net of tax and non-controlling interests)	(2,101)	—	(2,101)	—

Non-GAAP net income attributable to CRIC shareholders[6]	17,808	17,342	44,175	58,437

GAAP net income per ADS — basic	0.25	0.07	0.64	0.18

GAAP net income per ADS —diluted	0.24	0.07	0.63	0.18

Non-GAAP net income per ADS — basic	0.14	0.12	0.51	0.41

Non-GAAP net income per ADS —diluted	0.13	0.12	0.50	0.40

Shares used in calculating basic GAAP /Non-GAAP net income attributable to CRIC shareholders per ADS	131,775,483	143,644,249	86,610,265	143,288,987

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to CRIC shareholders per ADS	135,829,100	147,074,939	88,264,301	146,193,046

Notes 2:

1:
GAAP income from operations included $0.6 million and $14.2 million GAAP losses from operations attributable to online real estate services segment for the fourth quarter and full year of 2010, respectively.

2:	Share-based compensation expenses included $2.2 million and $8.7 million attributable to online real estate services segment for the fourth quarter and full year of 2010, respectively.

3:
Amortization expenses, recorded in both cost of revenues and SG&A, included $5.0 million and $20.0 million attributable to online real estate services segment for the fourth quarter and full year of 2010, respectively.

4:	Non-GAAP income from operations included $6.5 million and $14.4 million attributable to online real estate services segment for the fourth quarter and full year of 2010, respectively.

5:
GAAP net income attributable to CRIC shareholders included $1.2 million and $13.5 million net loss attributable to online real estate services segment for the fourth quarter and full year of 2010, respectively.

6:
Non-GAAP net income attributable to CRIC shareholders included $5.3 million and $12.6 million attributable to online real estate services segment for the fourth quarter and full year of 2010, respectively.